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                            August 16, 2022

       Ryan J. Faulkingham
       Chief Financial Officer
       Compass Diversified Holdings
       301 Riverside Avenue, Second Floor
       Westport, CT 06880

                                                        Re: Compass Diversified
Holdings
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-34927
                                                            Compass Group
Diversified Holdings LLC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-34926
                                                            Supplemental
response letter dated August 12, 2022

       Dear Mr. Faulkingham:

              We have reviewed your August 12, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 5, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Financial Statements
       Note C - Acquisition of Businesses, page F-18

   1. We have reviewed your response to comment 1. As part of your proposed disclosure revisions to more fully
explain the Holding Company structure you use to conduct your less than wholly-owned
business combinations, please ensure that you clearly disclose the
 Ryan J. Faulkingham
Compass Diversified Holdings
August 16, 2022
Page 2
         pertinent aspects of your intercompany loans. In doing so, disclose that the intercompany loans are funded by Compass Group Diversified Holdings LLC to the Holding Company
         as part of the Holding Company's initial capitalization and that the Holding Company uses the intercompany loan proceeds to, in turn, fund a portion of the purchase price of the acquired business. In addition, clarify that the selling security holders are not a party to the intercompany loan agreement nor have any obligation to repay the intercompany loans, but rather are a recipient of such proceeds in the purchase consideration.
      You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 with any questions.



FirstName LastNameRyan J. Faulkingham                          Sincerely,
Comapany NameCompass Diversified Holdings
                                                               Division of
Corporation Finance
August 16, 2022 Page 2                                         Office of
Manufacturing
FirstName LastName